UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1391158

As at January 11, 2008

DETOUR GOLD CORPORATION

Royal Bank Plaza, North Tower,
200 Bay Street, Suite 2040,
Toronto, Ontario M5J 2J1

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Gerald Panneton
President & CEO

Date: January 11, 2008

Print the name and title of the signing officer under his signature.

  NEWS RELEASE

January 11, 2008

DETOUR GOLD STARTS 2008 DRILLING PROGRAM AND ANNOUNCES THE LEAD MANAGER
FOR ITS FEASIBILITY STUDY AT ITS DETOUR LAKE PROPERTY
IN NORTHERN ONTARIO, CANADA

Detour Gold Corporation (TSX: DGC) (Detour Gold or the "Company") is reporting that its 2008 drill program started on January 7 with six (6) diamond drill rigs at its Detour Lake property in northern Ontario. The Company has added approximately 50,000 metres of diamond drilling to the Phase II program (for a total of 110,000 metres in Phase II) to expand the deposit to the west and follow up on the additional mineralization found in the hanging wall during the 2007 campaign. This drilling will be completed in the next five months with the objective of expanding the current mineral resource.

In the second half of 2007, Detour Gold completed 170 holes totaling 60,175 metres in Phase II (for a combined total of 304 holes totaling 109,497 metres in 2007). The Company will start releasing results from its Phase II drilling next week. The Company expects to announce a resource update by mid-2008, which will include a grand total of +100,000 metres from the 2007 Phase I and II.

In addition, the Company is starting a 12,000 metre exploration drilling program, targeting the 10 kilometre Sunday Lake Deformation Zone on the property, both to the east and west of the Detour Lake gold deposit.

Detour Gold has also retained Met-Chem Canada Inc., with the assistance of Micon International Ltd., independent mining and metallurgy consultants, to lead and manage the feasibility study, which is expected to be completed by the end of 2008. The Company has started to assemble a very competent team to complete the feasibility study, the members of which are summarized in the table below.

Area of Responsibility	Consultant
Manager of Feasibility Study	Met-Chem Canada
Pit design	BBA
Mineral Resource	Watts, Griffis and McOuat Ltd.
Metallurgy	Melis Engineering & Micon International
Infrastructure	Met-Chem Canada
Geotechnical Studies on Pit design	Golder Associates
Process Design and infrastructure capital costs, operating costs and economic analysis	Met-Chem Canada

Feasibility Work in Progress

Golder Associates, under the management of Luiz Castro, has completed the geotechnical drilling for the proposed open pit mine. The oriented-core drilling program included eight holes totaling 2,889 metres. Piezometers were installed in three holes.

Approximately 4,092 metres of core was drilled for metallurgical (comminution) testwork. Samples from this drilling are being shipped to SGS Lakefield ("Lakefield") of Lakefield, Ontario.

Under the supervision of Melis Engineering Ltd. of Saskatoon, Saskatchewan, Lakefield is currently testing approximately 250 composite samples comprising a full geo-map profile of the deposit (2.5 kilometres long by 250 metres wide). A total of 703 diamond drill hole intersections, comprising 2,710 assay rejects samples, will be used to verify gold recoveries and grade variability throughout the deposit. Historical gold recoveries in the open pit (low-grade), operated from 1983 to 1987, averaged between 92% and 94% with a low tail residue grade of 0.13 g/t Au.

Detailed mine design and pit optimization is being conducted by Patrice Live, Eng., from Montreal-based Breton, Banville & Associates (BBA).

Detour Gold's exploration program is being managed by Project Manager, Mr. Roger Aubertin, P.Eng., a Qualified Person within the meaning of National Instrument 43-101.

About Detour Gold

Detour Gold is a Canadian gold exploration and development company with a highly experienced management and technical team whose primary focus is to advance the development of its flagship Detour Lake project located on the northern most, relatively under-explored Abitibi Greenstone Belt in northeastern Ontario. he Detour Lake asset encompasses 242 square kilometres of prospective ground, including the Detour Lake deposit, which contains an in-pit resource of 4.8 million ounces in the measured and indicated categories (89.9 million tonnes grading 1.67 g/t) and 3.0 million ounces of gold in the inferred category (63.3 million tonnes grading 1.49 g/t), using a US$575 per ounce gold price and a cut-off grade of 0.64 g/t gold. The deposit is situated in the area of the former Detour Lake mine, which produced 1.8 million ounces of gold from 1983 to 1999.

For further information, please contact:

Gerald Panneton, President and CEO                                                                                             Laurie Gaborit, Director Investor Relations
Tel: (416) 304.0800                                                                                                                       Tel: (416) 304.0581

Detour Gold Corporation, Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2040, Toronto, Ontario M5J 2J1

Forward-Looking Information
Certain statements herein may contain forward-looking information within the meaning of applicable securities laws. Forward-looking information appears in a number of places and can be identified by the use of words such as "intends" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information includes statements regarding the Company's exploration plans with respect to the Property and the estimation of mineral resources and are subject to such forward-looking risks, uncertainties and other factors which may cause the Company's actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such risks include gold price volatility, change in equity markets, the uncertainties involved in interpreting geological data, increase in costs and exchange rate fluctuations and other risks involved in the gold exploration and development industry as well as those risk factors discussed under "Risk Factors" in the Company's final prospectus dated January 22, 2007 available at www.sedar.com. There can be no assurance that forward-looking information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of Detour Gold. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information herein is qualified by this cautionary statement. The Company does not undertake to update such forward-looking information except in accordance with applicable securities laws.

Info rmation Concerning Estimates of Mineral Resources
This news release uses the terms "measured", "indicated" and "inferred" resources. Detour Gold advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.